UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from                      to

Commission file number: 1-15168

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

CERIDIAN CORPORATION
3311 East Old Shakopee Road
Minneapolis, MN 55425

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

Ceridian Corporation
Savings and Investment Plan

Index to Financial Statements, Schedules, and Exhibits

Financial Statements	Page Number
Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	4

Notes to Financial Statements — December 31, 2003 and 2002	5

Supplemental Schedules

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2003	10

Signature	11

Exhibits

Exhibit Index	12
Consent of Independent Public Accounting Firm
Sixth Declaration of Amendment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits of the Ceridian Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Minneapolis, Minnesota
June 23, 2004

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits December 31, 2003 and 2002
(Dollars in thousands)

	2003	2002
Investments at fair value:

Ceridian Corporation common stock	$6,778	$4,582

Mutual funds	155,525	110,916

Loans receivable from participants	3,705	3,196

Total investments	166,008	118,694

Cash	30	2

Net assets available for benefits	$166,038	$118,696

See accompanying notes to financial statements.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2003 and 2002
(Dollars in thousands)

	2003	2002
Additions:
Additions to net assets attributed to:
Dividends	$1,982	$1,904
Interest	178	179
Net appreciation (depreciation) in fair value of investments including realized gains (losses)	28,721	(16,638)

	30,881	(14,555)

Contributions:
Participant	19,978	18,550
Employer	8,755	8,384

	28,733	26,934

Total additions	59,614	12,379

Deductions:
Benefits paid to participants	12,553	11,910

Net increase before transfers	47,061	469

Net transfers (to) from other plans	281	7,857

Increase in net assets available for benefits	47,342	8,326

Net assets available for benefits:
Beginning of year	118,696	110,370

End of year	$166,038	$118,696

See accompanying notes to financial statements.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements December 31, 2003 and 2002

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Use of Estimates

The accompanying financial statements of the Ceridian Corporation Savings and Investment Plan, as amended (the “Plan”), have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(b)	Custodian of Investments

Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and Ceridian Corporation (the “Company”), the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

(c)	Investments

Investments are stated at fair value. Investments in common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

(d)	Costs and Expenses

Costs and expenses of administering the Plan are paid by the Company and affiliated companies who have adopted the Plan (“Adopting Affiliates”).

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(e)	Risks and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

(2)	Description of the Plan

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes provisions under Section 401(k) of the Code allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. The Plan was established for the benefit of employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system but are not participants in any qualified defined benefit retirement plan maintained by the Company. The Plan is administered by the Company through its Director, Executive Compensation and 401(k) Plans, and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder (“ERISA”).

(3)	Participant Accounts and Vesting

The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contributions and allocations of any employer contributions and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their pretax contributions and employer basic matching contributions, plus actual earnings thereon. All participants performing one or more hours of service after December 31, 2001 are fully vested in their performance-based matching contributions. Participants who did not perform an hour of service after December 31, 2001 vest in the performance-based matching contribution in accordance with the following schedule:

Years of Employment	Vested Interest
Less than 2 years	0%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2003 and 2002

Any forfeiture of unvested interests will be used to reduce the obligation of the Company and Adopting Affiliates to make future employer matching contributions. Forfeitures reduced employer contributions by $22,000 in 2003 and $121,000 in 2002.

(4)	Contributions

Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 40% of their compensation in any pay period, subject to certain limitations. The Code limited the total salary deferral contributions for any participant year to $12,000 in 2003 and $11,000 in 2002 and provided that no participant may make annual deferral contributions to the Plan from salary in excess of $200,000 in 2003 or 2002. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. Participants who were at least age 50 by the end of the contribution year were permitted to make contributions in excess of the Code limits of up to $2,000 for 2003 and $1,000 for 2002. The Company and Adopting Affiliates made basic monthly matching contributions totaling $8,755,000 for 2003 and $8,384,000 for 2002 and did not declare a year-end performance matching contribution for either year.

The basic monthly matching contributions for 2003 and 2002 were determined on the basis of 100% of participant salary deferrals up to 3% of eligible compensation and 50% of participant salary deferrals on the next 2% of eligible compensation. The year-end performance-based matching contribution is at the discretion of the Company. No performance-based contribution was made for either 2003 or 2002.

(5)	Withdrawals and Distributions

Participants who are still employed by the Company or one its Adopting Affiliates may withdraw from their Plan account for “financial hardship,” as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Participants may also withdraw amounts that were rolled into the Plan from another qualified plan or a conduit IRA. Distributions are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(6)	Loans

Participants may borrow up to 50% of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two loans outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

(7)	Income Tax Status

The Plan received a favorable determination letter regarding the Plan’s tax qualification dated February 25, 2004 from the Internal Revenue Service stating that the Plan was qualified under the provisions of Section 401(a) of the Code, and that the trust established thereunder was thereby exempt from federal income taxes under Section 501(a) of the Code. The Company believes the Plan continues to operate in compliance with the applicable requirements of the Code.

(8)	Party-in-interest

The Trustee is a party-in-interest with respect to the Plan. In the opinion of the Trustee and Plan Sponsor, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under Section 408(b) of ERISA.

(9)	Net Transfers (to) from Other Plans and Receivable from Other Plans

Net transfers for the year ended December 31, 2002 of $7,857,000 represented transfers in resulting from the merger with the Plan of four defined contribution plans sponsored by subsidiaries, including $6,347,000 for the ABR Information Services, Inc. 401(k) Plan.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(10)	Investments

The following table presents individual investment programs whose carrying values represent 5% or more of the Plan’s net assets available for plan benefits at the end of each of the respective years (dollars in thousands):

	2003	2002
T. Rowe Price New Horizons Fund	$19,743	$11,995
T. Rowe Price Capital Appreciation Fund	15,451	10,413
T. Rowe Price Equity Index Trust Fund	18,403	13,065
T. Rowe Price Balanced Fund	10,525	7,979
T. Rowe Price Equity Income Fund	17,755	12,949
T. Rowe Price Small-Cap Value Fund	17,803	11,514
T. Rowe Price Summit Cash Reserves Fund	27,559	24,936

The following table presents the net appreciation (depreciation) on fair value of investments including realized gains (losses) for each major class of the of the Plan’s investments for each of the respective years (dollars in thousands):

	2003	2002
Ceridian Corporation Common Stock	$2,155	$(1,188)
Arbitron Inc. Common Stock	—	(37)
Mutual Funds	26,566	(15,413)

Total	$28,721	$(16,638)

(11)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, employer contribution amounts in participant accounts, which have not vested, will become vested. Thereafter, full distribution of each fund may be made to participants by lump sum payment.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003
(Dollars in thousands)

		Shares or		Current Market
Description		Face Value	Cost	Value
Ceridian Corporation Common Stock	*	323,673	$5,271	$6,778

Mutual Funds
T. Rowe Price New Horizons Fund	*	796,080	17,540	19,743

T. Rowe Price Capital Appreciation Fund	*	882,924	12,988	15,451

T. Rowe Price Equity Index Trust Fund	*	596,133	16,586	18,402

T. Rowe Price Balanced Fund	*	571,691	9,833	10,525

T. Rowe Price Equity Income Fund	*	734,881	16,959	17,755

T. Rowe Price Small-Cap Value Fund	*	605,741	13,337	17,803

T. Rowe Price Summit Cash Reserves Fund	*	27,558,841	27,559	27,559

T. Rowe Price International Discovery Fund	*	85,695	1,900	2,262

T. Rowe Price Science & Technology Fund	*	194,134	3,757	3,650

Janus Growth & Income Fund		250,258	7,080	7,235

ABN AMRO Veredus Aggressive Growth Fund		60,710	849	944

UBS International Equity Fund		856,273	6,901	7,227

PIMCO Total Return Fund		650,717	6,969	6,969

Loans Receivable from Participants	*			3,705
(Range of interest rates 4.00% to 10.99%)

			$147,529	$166,008

*Represents party-in-interest.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Date: June 25, 2004

	By:	Ceridian Corporation its Named Fiduciary

		By:	/s/ David B. Kuhnau

David B. Kuhnau Vice President and Treasurer

EXHIBIT INDEX

Exhibit	Description	Code

23.01	Consent of Independent Registered Public Accounting Firm	E

99.01	Ceridian Corporation Savings and Investment Plan – Sixth Declaration of Amendment	E

Legend: (E) Electronic Filing